U.S. Securities and Exchange Commission
Washington, D.C. 20549

03033390

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
SEP 29 2003
THOMSON FINANCIAL

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 9/25/03
Current Report on Form 8-K Series 2003-QS18
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

RECEIVED SEP 26 2003 187 PROCESSING SECTION

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of September, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ALI 2003-QS18 - Computation Materials (09-19-03)

```
odeled       : Yes      Paydown      : 0         Coll Source  : MCF File  Pricing Type  : CPR                    :
uto Update   : No       Paydown Date : 20030929  TBV Source   : NA        Pricing Speed : 16.0                   :
es Modeled   : Yes      First Payment: 20031025  Assumed Coll : No        Pricing Date  : 20030929               :
all Modeled  : Yes      Closed       : 20030929  Descend      : Yes       Group Bypass  : No                     :
odel Type    : CMO      Collat Mode  : STD       Summary Coll : No        Bond Paymode  : Constant  Last Updated  : 99999999
V Rescale    : No       Frequency    : 12        Deal Format  : CMODEV                  :           Coll Fctr Date: 20030901
```

#	Class	Cusip	Coupon	Original Balance	Current Balance	Delay	Daycount	Group	Aux	Description
1	A1		5.0000	150,000,000.00	150,000,000.00	24	30/360	0		REG/FIX
5	B-1-PPLO		5.0000	4,440,414.00	4,440,414.00	24	30/360	0		REG/FIX
6	B-2-PPLO		5.0000	0.00	0.00	24	30/360	0		REG/FIX
7	B-3-PPLO		5.0000	0.00	0.00	24	30/360	0		REG/FIX
8	B-4-PPLO		5.0000	0.00	0.00	24	30/360	0		REG/FIX
9	B-5-PPLO		5.0000	0.00	0.00	24	30/360	0		REG/FIX
10	B-6-PPLO		5.0000	0.00	0.00	24	30/360	0		REG/FIX
11	XS		0.0000	154,440,414.00	154,440,414.00	24	30/360	0		IO/NTL/VAR

[GCODE]	[LTYPE]	[PTYPE]	[BALANCE]	[NCOUPON]	[SERVFEE]	[WAM]	[AGE]
0	FIX	AM	154440414.00	5.2000000000	0.2500000000	178	2

CITIGROUP

Fri Sep 19 13:55:15 2003

ral03.qs18.aw.d

[Table for: A1 with call delay: 504

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
99.46875	5.08315	5.09641	5.11288	5.13264	5.15596
99.53125	5.07342	5.08248	5.09373	5.10725	5.12319
99.59375	5.06369	5.06857	5.07462	5.08188	5.09045
99.65625	5.05398	5.05467	5.05552	5.05655	5.05777
99.71875	5.04427	5.04078	5.03645	5.03125	5.02512
99.78125	5.03457	5.02691	5.01740	5.00599	4.99252
99.84375	5.02488	5.01306	4.99838	4.98075	4.95996
99.90625	5.01520	4.99922	4.97937	4.95555	4.92744
99.96875	5.00553	4.98539	4.96039	4.93038	4.89497
100.03125	4.99587	4.97159	4.94144	4.90524	4.86254
100.09375	4.98621	4.95779	4.92250	4.88014	4.83015
100.15625	4.97657	4.94401	4.90359	4.85506	4.79780
100.21875	4.96693	4.93025	4.88470	4.83002	4.76550
100.28125	4.95731	4.91650	4.86583	4.80501	4.73324
100.34375	4.94769	4.90276	4.84699	4.78003	4.70102
100.40625	4.93808	4.88904	4.82817	4.75509	4.66884
100.46875	4.92848	4.87534	4.80937	4.73017	4.63671
100.53125	4.91889	4.86164	4.79059	4.70529	4.60461
100.59375	4.90931	4.84797	4.77184	4.68044	4.57256
100.65625	4.89973	4.83431	4.75310	4.65562	4.54055
100.71875	4.89017	4.82066	4.73439	4.63083	4.50859
100.78125	4.88061	4.80703	4.71571	4.60607	4.47666
100.84375	4.87106	4.79341	4.69704	4.58134	4.44478
100.90625	4.86153	4.77981	4.67840	4.55665	4.41293
100.96875	4.85200	4.76622	4.65977	4.53198	4.38113
101.03125	4.84248	4.75264	4.64117	4.50735	4.34937
101.09375	4.83296	4.73908	4.62260	4.48274	4.31765
101.15625	4.82346	4.72554	4.60404	4.45817	4.28598
101.21875	4.81396	4.71201	4.58551	4.43363	4.25434
101.28125	4.80448	4.69849	4.56699	4.40912	4.22274
101.34375	4.79500	4.68499	4.54850	4.38464	4.19119
101.40625	4.78553	4.67150	4.53003	4.36019	4.15968
101.46875	4.77607	4.65803	4.51159	4.33578	4.12820
WAL	8.43358	5.62091	3.92427	2.85705	2.15257
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10